(The following is an unofficial English translation of the Report for the 66th Fiscal Year of Advantest Corporation (the “Company”). The Company provides this translation for your reference and convenience only and without any warranty as to its accuracy or otherwise.)

Report for the 66th Fiscal Year
(April 1, 2007 through March 31, 2008)

Advantest Corporation

Contents

Message to Shareholders  3

(Attachments to the Convocation Notice of the 66th Ordinary General Meeting of Shareholders)
Business Report  4
Consolidated Balance Sheets  20
Consolidated Statements of Income  21
Consolidated Statements of Stockholders’ Equity  22
Notes to Consolidated Financial Statements  23
Balance Sheets  26
Statements of Income  27
Statements of Changes in Stockholders’ Equity  28
Notes to Non-Consolidated Financial Statements  29
Copy of Independent Auditor’s Audit Report (Consolidated)  33
Copy of Independent Auditor’s Audit Report  34
Copy of Board of Corporate Auditors’ Audit Report   35

(Reference)  Memorandum to Shareholders  37

Message to Shareholders

To Our Shareholders

We are pleased to send you our “Report for the 66th Fiscal Year (from April 1, 2007 to March 31, 2008).”

Concerns of a slowdown of the U.S. economy increased this fiscal year due to the turmoil in the financial market triggered by the sub-prime loan crisis in the U.S. Moreover, fear of inflation stemming from the sharp rise in oil and other resource prices added to the concern for the future economy.  In addition, concerns of a business downturn heightened in Japan, due to the sharp appreciation of the yen towards the end of the fiscal year putting pressure on corporate profits in the export industry.

In the semiconductor related market, there was a substantial decline in the price of semiconductors due to the deterioration of the supply and demand balance in the semiconductor market, as well as concerns over the dwindling consumption of products which utilize semiconductors, which caused semiconductor manufacturers to freeze or postpone their capital expenditure programs.  Accordingly, Advantest’s business environment was extremely difficult.

Consequently, orders input received decreased by 33.2% from the previous fiscal year to ¥162.2 billion, net sales decreased by 22.2% from the previous fiscal year to ¥182.8 billion, operating income decreased by 60.0% from the previous fiscal year to ¥22.7 billion, income before income taxes and equity in earnings of affiliated company decreased by 61.5% from the previous fiscal year to ¥23.5 billion, and net income decreased by 53.5% from the previous fiscal year to ¥16.6 billion.

With respect to Advantest’s future operating environment, amid increased concerns over a slowdown in the global economy, as a result of the escalation in the price of crude oil, rapid exchange rate fluctuations, and further worsening of the sub-prime loan in the U.S., Advantest expects that the future of the economy will remain uncertain.  As a result, semiconductor manufacturers are expected to exercise prudence in capital spending.

In such an operating environment, Advantest will continue to focus on furthering the expansion of market share by introducing new products which anticipate customers’ needs in a timely manner.  Furthermore, in addition to developing new products in consideration of decreasing production time and reducing the cost of materials from the design phase of upstream production, Advantest will continue in its efforts to improve profitability through increasing productivity on various activities, such as reassessing its corporate business process.

With respect to the dividend distribution to the shareholders, Advantest resolved at the meeting of the Board of Directors held on April 25, 2008 to distribute a year end dividend of 25 yen per share, with a payment date of June 3, 2008.  Since Advantest has paid an interim dividend of 25 yen, the total dividend per share for the fiscal year will be 50 yen per share.  By setting the same amount as the previous fiscal year (based on the conversion reflecting the effects of the stock split in October 2006), Advantest hopes to respond to our shareholders’ continued support.

We hope that we may rely on you for your continued support and guidance in the future.

June 2008

Toshio Maruyama
Representative Board Director,
President and CEO

(Attachments to the Convocation Notice of the 66th Ordinary General Meeting of Shareholders)

Business Report

(April 1, 2007 through March 31, 2008)

1.	Current Conditions of the Advantest Group

(1)         Business conditions during the fiscal year

(i)  Operations and Results of Business

Overall

Although stable economic expansion was seen in the global economy for the first half of the fiscal year ended March 31, 2008, concerns of a slowdown of the U.S. economy increased due to turmoil in the financial market triggered by the sub-prime loan crisis in the U.S.  Previously stable economies of countries in Europe and Asia have been affected by such concerns and uncertainties with respect to their future outlook.  Inflation worries caused by escalating resource prices, including the price of crude oil, also caused concern with respect to the future of the economy.  In addition, concerns of a business downturn grew in Japan, due to the understanding that sharp appreciation of the yen towards the latter half of the fiscal year would put pressure on corporate profits in the export industry.
In the semiconductor related market, there was a substantial decline in the price of semiconductors due to the deterioration of the supply and demand balance in the semiconductor market, as well as concerns over the dwindling consumption of products which utilize semiconductors, which resulted in semiconductor manufacturers freezing or postponing their capital expenditure programs.  Accordingly, Advantest’s business environment was extremely difficult.
In this difficult environment, Advantest and its consolidated subsidiaries made efforts to obtain orders input received in order to improve net sales and secure profitability, as well as to promote further improvement of quality and cost reduction through the implementation of the just-in-time-production-system. However, the cooling of the market was more severe than expected, and Advantest’s Orders input received, Net sales, and Net income fell substantially compared to the previous fiscal year.
Accordingly, Orders input received decreased by 33.2% from the previous fiscal year to ¥162.2 billion, Net sales decreased by 22.2% from the previous fiscal year to ¥182.8 billion, Operating income decreased by 60.0% from the previous fiscal year to ¥22.7 billion, Income before income taxes and equity in earnings of affiliated company decreased by 61.5% from the previous fiscal year to ¥23.5 billion, and Net income decreased by 53.5% from the previous fiscal year to ¥16.6 billion.  Furthermore, the percentage of net sales to overseas customers was 69.3%, compared to 69.0% in the previous fiscal year.

Business conditions by Business Segment

Semiconductor and Component Test System Segment

In the Semiconductor and Component Test System segment, primarily as a result of an excess supply of semiconductors, semiconductor manufacturers' inclination towards capital expenditure declined due to the decline in prices in the semiconductor market.  Accordingly, the results for test systems for both memory and non memory semiconductors in the Semiconductor and Component Test System segment remained weak.
In the test systems for memory semiconductor market of this segment, due to excess supply there was a substantial decline in the price of DDR-2 DRAM semiconductors for use in personal computers and semiconductor manufacturers restrained their capital expenditure in test systems for DRAM semiconductors.  In addition, demand for flash memory semiconductors was weak as the momentum in demand for products such as new mobile phones was not sustained, and the price of semiconductors declined from the middle of the fiscal year.  Accordingly, as with DRAM semiconductors, capital expenditure in test systems for flash memory semiconductors remained weak.
In the non memory semiconductor market of this segment, although demand for the test systems for digital consumer electronic ICs remained strong in the first half of the fiscal year, capital expenditure by semiconductor manufacturers was restrained in the latter half of the fiscal year due to concerns over the future prospects of the economy.  With respect to the T2000 Open Architecture Test System, although efforts were made to expand sales by attracting new customers in Japan, capital expenditure by Advantest’s major U.S. customers remained frozen, a full-scale improvement in demand for test systems towards the end of the fiscal year failed to materialize, despite indications to that effect, and results remained weak throughout the fiscal year.

Furthermore, in test systems for LCD driver ICs, Advantest prepared new products with an expectation of an upturn in demand, however with a delay in an upturn in demand for multi-tone liquid crystal panel driver ICs, which were the focus of such new products, along with other reasons, capital expenditure in the test systems were restrained.
As a result of the above, Orders input received was ¥115.7 billion (33.9% decrease in comparison to the previous fiscal year), Net sales was ¥131.6 billion (21.6% decrease) and Operating income was ¥23.3 billion (52.1% decrease).

Mechatronics System Segment

In accordance with the weak results from test systems for memory and non memory semiconductors, demand for test handlers and device interface products, which connect to such test systems, was also weak.
As a result of the above, Orders input received was ¥ 30.3 billion (44.9% decrease in comparison to the previous fiscal year), Net sales was ¥34.9 billion (32.8% decrease) and Operating income was ¥3.3 billion (76.1% decrease).

Services, Support and Others Segment

Orders input received was ¥19.3 billion (7.3% increase in comparison to the previous fiscal year), Net sales was ¥19.3 billion (5.6% increase) and Operating income was ¥3.2 billion (10.6% increase).

Sales Breakdown by Business Segment (consolidated)

Fiscal Year Segment	FY2006 (the 65th)		FY2007 (the 66th)		Change from the previous period
	Amount (in: million yen)	Percentage (%)	Amount (in: million yen)	Percentage (%)	Amount (in: million yen)	Percentage increase (decrease) (%)
Semiconductor and Component Test System	167,815	71.4	131,608	72.0	(36,207)	(21.6)
Mechatronics System	52,025	22.1	34,944	19.1	(17,081)	(32.8)
Services, Support and Others	18,312	7.8	19,344	10.6	1,032	5.6
Intercompany transaction elimination	(3,140)	(1.3)	(3,129)	(1.7)	11	-
Total	235,012	100.0	182,767	100.0	(52,245)	(22.2)
Overseas	162,178	69.0	126,735	69.3	(35,443)	(21.9)

(ii)    Capital Expenditures

The Advantest Group invested a total of ¥14.1 billion in capital expenditures in fiscal year 2007.  Most of the investments were used to fund new product development, manufacturing streamlining, power saving, and to expand manufacturing capacity.

The newly built Sendai Factory A is the principal facility completed during fiscal year 2007.

(iii)   Financing

No significant financing activities took place in fiscal year 2007.

(2)	Conditions of Assets, Profit and Loss

Conditions of Assets, Profit and Loss of the Advantest Group (consolidated)

	FY2004 (the 63rd)	FY2005 (the 64th)	FY2006 (the 65th)	FY2007 (the 66th)
Net sales (in: million yen)	239,439	253,922	235,012	182,767
Net income (in: million yen)	38,078	41,374	35,556	16,550
Basic net income per share (in: yen)	194.77	223.17	190.01	90.72
Net assets (in: million yen)	206,749	257,927	294,797	254,184
Total assets (in: million yen)	296,769	350,776	366,374	298,684
(Notes)	1:	The Company prepared its consolidated financial statements in accordance with generally accepted accounting principles (GAAP) in the United States.

2:
Basic net income per share for each of fiscal year 2004 and fiscal year 2005 is calculated on the assumption that a one to two stock split on October 1, 2006 was made at the beginning of each fiscal year.

3:
The calculation of “Basic net income per share” was based on the average number of shares issued during the relevant fiscal year reduced by the average number of treasury shares held during the fiscal year.

[Charts illustrating the information presented in the above table.]

(3)	Significant Subsidiaries

Significant Subsidiaries

Name of Subsidiary	Common Stock	Percentage of Voting Rights	Principal Activities
Advantest Laboratories Ltd.	¥50 million	100%	Research and development of measuring and testing technologies
Advantest Customer Support Corporation	¥300 million	100%	Maintenance service for the Company’s products
Advanmechatec Co., Ltd.	¥300 million	100%	Manufacturing of the Company’s products
Advantest Manufacturing, Inc.	¥80 million	100%	Manufacturing of the Company’s products
Advantest DI Corporation	¥50 million	100%	Manufacturing of the Company’s products
Japan Engineering Co., Ltd.	¥305 million	100%	Development, manufacturing and sales of the Company’s products
Advantest Finance Inc.	¥1,000 million	100%	Leasing of the Company’s products
Advantest America, Inc.	42,000 thousand USD	100%	Sales of the Company’s products
Advantest (Europe) GmbH	10,793 thousand Euros	100%	Sales of the Company’s products
Advantest Taiwan Inc.	560,000 thousand New Taiwan Dollars	100%	Sales of the Company’s products
Advantest (Singapore) Pte. Ltd.	15,300 thousand Singapore Dollars	100%	Sales of the Company’s products
Advantest Korea Co., Ltd.	5,484 million Won	100%	Support for sales of the Company’s products
Advantest (Suzhou) Co., Ltd.	2,700 thousand USD	100%	Support for sales of the Company’s products
(Note)           Percentage of voting rights includes indirectly held shares.

(4)    Challenges Ahead

While maintaining "Measurements" as our core competence, the Advantest Group intends to improve its corporate value by establishing an operation and finance structure that responds timely to changes in the global market, and by aiming to increase market share by introducing fine products that will inspire the market demands of the next generation.  To achieve these objectives, the Advantest Group promotes to further strengthen its product development operations and improve production efficiency by focusing on certain businesses, while strengthening its overseas operations and support system in the U.S., Europe and Asia.

Furthermore, the Advantest Group seeks to increase the level of customer satisfaction by maximizing the functions of our test systems and by providing them with a solution to improve business efficiency for all types of businesses.

In October 2005, the Advantest Group launched a group-wide initiative called "Activate 21" to further promote reforms that emphasize cost and efficiency from a global perspective, which will continue until the end of fiscal year 2008.

(5)	Primary Areas of Business

The Advantest Group manufactures and markets semiconductor and component test systems and products related to mechatronics systems (test handlers, device interface, etc.).  In addition to manufacturing, the Advantest Group also carries out research and development activities and provides maintenance services and related services in the business category of “Services, Support and Others.”

(6)	Significant Sales Offices and Factories

(i)     Japan

Category	Name of Office	Location
Head Office, Sales Office and Service Office	Head Office	Chiyoda-ku, Tokyo
	Kawasaki Office	Kawasaki-shi, Kanagawa
	Western Japan Office	Suita-shi, Osaka
R&D Centers, Laboratories	Gunma R&D Center	Meiwa-machi, Ora-gun, Gunma
	Otone R&D Center	Otone-machi, Kitasaitama-gun, Saitama
	Kitakyushu R&D Center	Kitakyushu-shi, Fukuoka
	Advantest Laboratories	Sendai-shi, Miyagi
Factories	Gunma Factory	Ora-machi, Ora-gun, Gunma
	Gunma Factory 2	Ora-machi, Ora-gun, Gunma
	Kumagaya Factory	Kumagaya-shi, Saitama
	Sendai Factory	Sendai-shi, Miyagi

(ii) Overseas

Category	Name of Office	Location
Sales Office and Service Office	Advantest America, Inc.	U.S.A.
	Advantest (Europe) GmbH	Germany
	Advantest Taiwan Inc.	Taiwan
	Advantest (Singapore) Pte. Ltd.	Singapore
	Advantest Korea Co., Ltd.	Korea
	Advantest (Suzhou) Co., Ltd.	China

(7)	Employees

Employees of the Advantest Group (as of March 31, 2008)

Number of Employees	Change from end of previous fiscal year
3,666 (909)	29 (268)
(Note)	The numbers set forth above indicate the numbers of employees excluding part-time and non-regular employees. The numbers in brackets indicate the annual average number of such part-time and non-regular employees.

(8)	Major Lenders
Not applicable.

(9)	Other significant matters with respect to the current status of the Advantest Group
None.

2.      Company Information

(1)         Equity Stock (as of March 31, 2008)
(i)	Total number of issuable shares	440,000,000 shares
(ii)	Total number of issued shares	199,566,770 shares
(iii)	Number of shareholders	49,344
(iv)	Major Shareholders (Top 10 shareholders)
Name of Shareholder	Status of Ownership
	Number of Shares (in: thousand shares)	Percentage of Ownership (%)
Mizuho Trust & Banking Co., Ltd. (retirement benefit trust (Fujitsu account), re-trust trustees, Trust & Custody Services Bank, Ltd.)	20,143	11.27
The Master Trust Bank of Japan, Ltd. (trust account)	14,013	7.84
Japan Trustee Services Bank, Ltd. (trust account)	11,140	6.23
Deutsche Securities Inc.	6,282	3.51
Société Générale Securities (North Pacific) Limited, Tokyo Branch	4,756	2.66
Nomura Securities Co., Ltd.	4,268	2.39
BNP Paribas Securities (Japan) Limited	4,020	2.25
Japan Trustee Services Bank, Ltd. (trust account 4)	3,973	2.22
The Dai-ichi Mutual Life Insurance Company	3,450	1.93
Trust & Custody Services Bank, Ltd. (investment trust account)	3,334	1.87
(Notes)	1:	Percentage of Ownership is calculated without treasury stock (20,840,721 shares).

2:
Mizuho Trust & Banking Co., Ltd. (retirement benefit trust (Fujitsu account), re-trust trustees, Trust & Custody Services Bank, Ltd.) holds the 20,143 thousand shares of common stock listed above as the trustee of a retirement benefit plan of Fujitsu Limited, and exercises its voting rights pursuant to instructions given by Fujitsu Limited.

3:
The Company has acknowledged that the substantial shareholding reports shall be filed pursuant to the “Disclosure of Substantial Shareholding” , and Nomura Securities Co., Ltd. and its three affiliates jointly held 14,430 thousand shares of the Company as of March 31, 2008 according to the substantial shareholding reports filed on April 7, 2008. Deutsche Bank London Branch and its affiliate jointly held 10,976 thousand shares of the Company as of March 31, 2008 according to the substantial shareholding reports filed on April 7, 2008. Walter Scott & Partners Limited held 10,008 thousand shares of the Company as of October 22, 2007 according to the substantial shareholding reports filed on November 29, 2007.  However, the Company has not included the number of shares held by an unverified number of beneficial owners in the table above.

(Reference) [INSERT PIE CHART HERE]

Financial Institutions and Securities Company	158 holders, 90,466 thousand shares (45.3%)

Non-Japanese Holders	404 holders, 55,142 thousand shares (27.6%)

Individuals and Others	48,287 holders, 27,496 thousand shares (13.8%)

Other Entities and Treasury Shares	495 holders, 26,463 thousand shares (13.3%)

(2)   Stock Acquisition Rights

(i)	Stock acquisition rights held by directors and corporate auditors (as of March 31, 2008)

	The resolution at the Board of Directors held on June 25, 2004	The resolution at the Board of Directors held on June 28, 2005	The resolution at the Board of Directors held on June 27, 2006	The resolution at the Board of Directors held on June 27, 2007
Date of issuance	July 1, 2004	July 4, 2005	July 12, 2006	July 12, 2007
Issuance Price	¥ 0	¥ 0	¥ 0 or ¥295,014 per unit	¥111,500 per unit
Holding status of stock acquisition rights by directors and corporate auditors	1,450 units (8 persons)	1,700 units (10 persons)	1,820 units (12 persons)	1,840 units (13 persons)
Directors (Excluding outside directors)	1,240 units (6 persons)	1,460 units (7 persons)	1,480 units (7 persons)	1,560 units (7 persons)
Outside directors	-	30 units (1 person)	100 units (2 persons)	100 units (2 persons)
Corporate auditors	210 units (2 persons)	210 units (2 persons)	240 units (3 persons)	180 units (4 persons)
Class and aggregate number of shares to be issued or delivered upon exercise	290,000 shares of common stock (each stock acquisition right is exercisable for 200 shares)	340,000 shares of common stock (each stock acquisition right is exercisable for 200 shares)	364,000 shares of common stock (each stock acquisition right is exercisable for 200 shares)	184,000 shares of common stock (each stock acquisition right is exercisable for 100 shares)
Exercise price to be paid upon exercise	¥ 3,732 per share	¥4,300 per share	¥5,880 per share	¥ 5,563 per share
Exercise period	April 1, 2005 to March 31, 2009	April 1, 2006 to March 31, 2010	April 1, 2007 to March 31, 2011	April 1, 2008 to March 31, 2012
Terms of exercise

(1)   A person who holds the stock acquisition rights (the “rights holder”) may not exercise his/her rights if:
(a)   the rights holder becomes a person who does not hold any position as a director, corporate auditor, executive officer, employee, advisor or non-regular employee of the Company or of any of its domestic or foreign subsidiaries before the expiration of the exercise period, unless the Company otherwise deems it appropriate to allow him/her to exercise his/her stock acquisition rights and notifies him/her to that effect;
(b)   the rights holder dies.
(2)   The stock acquisition rights may not be inherited.

The stock acquisition rights may not be inherited.

	The resolution at the Board of Directors held on June 25, 2004	The resolution at the Board of Directors held on June 28, 2005	The resolution at the Board of Directors held on June 27, 2006	The resolution at the Board of Directors held on June 27, 2007
Reasons for the Company’s acquisition of the stock acquisition rights

(a)   The Company may acquire, for no consideration, any stock acquisition right in the event that the general meeting of the shareholders resolves to approve (i) any merger agreement pursuant to which the Company shall cease to exist, or (ii) any share exchange agreement or share transfer pursuant to which the Company shall become a wholly owned subsidiary of another company.

(b)   The Company may acquire, for no consideration, all or part of the stock acquisition rights owned by a rights holder to the extent that such stock acquisition rights are not exercisable due to the rights holder’s failure to satisfy any of the conditions to exercise stock acquisition rights.

The Company shall automatically acquire the stock acquisition rights, for no consideration, if:
(a)   the general meeting of shareholders resolves to approve (if approval by the shareholders’ meeting is not legally required, then the Board of Directors may approve) (i) any merger agreement pursuant to which the Company shall dissolve, (ii) any agreement or a plan pursuant to which the Company shall split all or part of its business or (iii) any stock-for-stock exchange agreement or stock-transfer plan pursuant to which the Company shall become a wholly-owned subsidiary of another company;
(b)   the rights holder becomes a person who does not hold any position as a director, corporate auditor, executive officer, employee, advisor or non-regular employee of the Company or of any of its domestic or foreign subsidiaries before the expiration of the exercise period, unless the Company otherwise deems it appropriate to allow him/her to exercise his/her stock acquisition rights and notifies him/her to that effect;
(c)    the rights holder dies.

Restriction on the transfer of the stock acquisition rights	Approval by the Board of Directors is required to transfer the stock acquisition rights, except where the Company is the transferee with respect to such transfer.

Acquisition of the stock acquisition rights by transfer shall require an approval by the Board of Directors.  Provided, however, if it is the Company acquiring the stock acquisition rights by transfer, such transfer shall be deemed to be approved by the Board of Directors.

(ii)	Stock acquisition rights granted to employees of the Company and directors and employees of the Company’s subsidiaries during fiscal year 2007

	The resolution at the Board of Directors held on June 27, 2007	The resolution at the Board of Directors held on September 26, 2007	The resolution at the Board of Directors held on February 28, 2008
Date of issuance	July 12, 2007	September 26, 2007	February 28, 2008
Issuance price	¥0
Conditions of granting	5,930 units (198 persons)	20 units (1 person)	10 units (1 person)
Employees of the Company	4,110 units (96 persons)	-	-
Directors of the Company’s subsidiaries	520 units (15 persons)	-	-
Employees of the Company’s subsidiaries	1,300 units (87 persons)	20 units (1 person)	10 units (1 person)
Class and aggregate number of shares to be issued or delivered upon exercise	593,000 shares of common stock (each stock acquisition right is exercisable for 100 shares)	2,000 shares of common stock (each stock acquisition right is exercisable for 100 shares)	1,000 shares of common stock (each stock acquisition right is exercisable for 100 shares)
Exercise price to be paid upon exercise	¥5,563 per share
Exercise period	April 1, 2008 to March 31, 2012
Terms of exercise	The stock acquisition rights may not be inherited.
Reasons for the Company’s acquisition of the stock acquisition rights
The Company shall automatically acquire the stock acquisition rights, for no consideration, if:
(a)   the general meeting of shareholders resolves to approve (if approval by the shareholders’ meeting is not legally required, then the Board of Directors may approve) (i) any merger agreement pursuant to which the Company shall dissolve, (ii) any agreement or a plan pursuant to which the Company shall split all or part of its business or (iii) any stock-for-stock exchange agreement or stock-transfer plan pursuant to which the Company shall become a wholly-owned subsidiary of another company;
(b)   the rights holder becomes a person who does not hold any position as a director, corporate auditor, executive officer, employee, advisor or non-regular employee of the Company or of any of its domestic or foreign subsidiaries before the expiration of the exercise period, unless the Company otherwise deems it appropriate to allow him/her to exercise his/her stock acquisition rights and notifies him/her to that effect;
(c)   the rights holder dies.

Restriction on the transfer of the stock acquisition rights

Acquisition of the stock acquisition rights by transfer shall require an approval by the Board of Directors.  Provided, however, if it is the Company acquiring the stock acquisition rights by transfer, such transfer shall be deemed to be approved by the Board of Directors.

(3)         Directors and Corporate Auditors

(i)           Directors and Corporate Auditors (as of March 31, 2008)

Title	Name	Assignment in the Company and representatives of other organizations, etc.
Chairman of the Board	Shimpei Takeshita
Representative Board Director	Toshio Maruyama*
Director	Naoyuki Akikusa	Representative Board Director and Chairman of Fujitsu Limited
Director	Yasushige Hagio	Attorney-at-Law, Seiwa Patent Office and Law
Director	Junji Nishiura*
Director	Hiroji Agata*
Director	Takashi Tokuno*
Director	Hiroshi Tsukahara*
Director	Yuichi Kurita*
Standing Corporate Auditor	Takashi Takaya
Standing Corporate Auditor	Hitoshi Owada
Corporate Auditor	Megumi Yamamuro	Attorney-at-Law, CAST Itoga Law P.C. Professor, The University of Tokyo Graduate School of Law and Politics
Corporate Auditor	Jiro Haneda
(Notes) 1:	Messrs. Naoyuki Akikusa and Yasushige Hagio are outside directors.

2:	Messrs. Takashi Takaya, Megumi Yamamuro and Jiro Haneda are outside corporate auditors.

3:	Mr. Takashi Takaya, standing corporate auditor, has substantial accounting experience in listed companies and considerable knowledge of financial and accounting matters.

4:	Mr. Hitoshi Owada, standing corporate auditor, has substantial accounting experience at the Company and considerable knowledge of financial and accounting matters.

5:	There has been no significant change in assignment in the Company and representative positions of other organizations, etc. of directors and corporate auditors after March 31, 2008.

6:	The Company has in place an Executive Officers System and * indicates a director who also serves as an Executive Officer.

7:	The positions of Executive Officers are currently held as follows:

Title	Name	Assignment in the Company and representatives of other organizations, etc.
President and CEO	Toshio Maruyama
Senior Executive Officer	Junji Nishiura	Sales and Marketing
Senior Executive Officer	Hiroji Agata	Business Planning and Development
Senior Executive Officer	Takashi Tokuno	Products and Production
Managing Executive Officer	Hiroshi Tsukahara	Technology and Development Senior Vice President, 1st Test System Business Group
Managing Executive Officer	Yuichi Kurita	Corporate Affairs Senior Vice President, Corporate Planning Group
Managing Executive Officer	Yuri Morita	Senior Vice President, Corporate Affairs Group
Managing Executive Officer	Jiro Katoh	Senior Vice President, Quality Assurance Group
Managing Executive Officer	Takao Tadokoro	Senior Vice President, Sales and Marketing Group
Managing Executive Officer	Hiroyasu Sawai	Senior Vice President, SE Group
Managing Executive Officer	Yoshiro Yagi	Vice President, Sales and Marketing Group
Executive Officer	Masao Shimizu	Senior Vice President, DI Business Group
Executive Officer	Masao Araki	President and Representative Board Director of Advantest Customer Support Corporation
Executive Officer	Hideaki Imada	Senior Vice President, 2nd Test System Business Group
Executive Officer	Akira Hatakeyama	President and Representative Board Director of Advantest Manufacturing, Inc.
Executive Officer	Yasuhiro Kawata	Senior Vice President, Cost Planning Group
Executive Officer	Takashi Sugiura	Senior Vice President, FA Business Group

Executive Officer	Shinichiro Kuroe	General Manager, 1st SoC Tester Business Division, 1st Test System Business Group
Executive Officer	Takashi Sekino	Senior Vice President, Technology Development Group
Executive Officer	Hiroshi Nakamura	Senior Vice President, Financial Group
Executive Officer	Yoshiaki Yoshida	Vice President, Corporate Planning Group
Executive Officer	Minoru Morishita	General Manager, Nanotechnology 2nd Business Division

8:	Change in assignment in the Company and representative positions of other organizations, etc. of the Executive Officer after March 31, 2008 is as follows:

Effective April 1, 2008

Title	Name	Assignment in the Company and representatives of other organizations, etc.
Managing Executive Officer	Yoshiro Yagi	Vice President, Sales and Marketing Group (Overseeing Sales)

(ii)      The amount of compensation for directors and corporate auditors

Category	Number	Amount of compensation
Directors	9	¥470 million
Corporate Auditors	4	¥71 million
Total	13	¥541 million
(Notes)	1:	The amount of compensation set forth above includes ¥135 million, which is allocated as bonuses to be paid to directors and corporate auditors this fiscal year.

2:	Of the amount of compensation set forth above, the aggregate amount of compensation for two outside directors and three outside corporate auditors is ¥52 million.

3:
Other than the above, an aggregate amount of ¥205 million, consisting of ¥185 million for its nine directors and ¥20 million for its four corporate auditors, was paid as the Company’s stock option-related compensation (of the ¥205 million above, an aggregate amount of ¥26 million was paid to the two outside directors and three outside corporate auditors).  The aggregate sum for the “Amount of compensation” set forth above and the Company’s stock option-related compensation is ¥746 million, which consists of ¥655 million for its nine directors and ¥91 million for its four corporate auditors (of the ¥746 million, an aggregate amount of ¥78 million was for the two outside directors and three outside corporate auditors).

(iii)	Matters pertaining to outside directors and outside corporate auditors

(a)	Concurrent Posts held (as operating officers, outside directors or outside corporate auditors of other companies)

Name	Company name	Post
Naoyuki Akikusa (Outside director)	Fujitsu Limited FANUC LTD	Representative Board Director and Chairman Outside corporate auditor
Takashi Takaya (Outside corporate auditor)	Tsuzuki Denki Co., Ltd.	Outside corporate auditor
Megumi Yamamuro (Outside corporate auditor)	Fujitsu Limited	Outside corporate auditor
(Note)
Mr. Naoyuki Akikusa, director, also serves as the Representative Board Director and Chairman of Fujitsu Limited with which the Company engages in business transactions such as purchase and sale of each other’s products.

(b)	Principal activities

Name	Attendance	Participation at meetings
Naoyuki Akikusa (Outside director)	Meetings of Board of Directors: 10 out of 13 times	Mr. Akikusa expresses his opinions mainly from management perspectives and based on his knowledge of the industry at meetings of the Board of Directors.

Yasushige Hagio (Outside director)	Meetings of Board of Directors: 13 out of 13 times	Mr. Hagio expresses his opinions based mainly on his expertise as an attorney-at-law at meetings of the Board of Directors.
Takashi Takaya (Outside corporate auditor)	Meetings of Board of Directors: 12 out of 13 times Meetings of Board of Corporate Auditors: 12 out of 13 times	Mr. Takaya expresses his opinions mainly based on his knowledge of financial and accounting matters at meetings of the Board of Directors and Board of Corporate Auditors.
Megumi Yamamuro (Outside corporate auditor)	Meetings of Board of Directors: 13 out of 13 times Meetings of Board of Corporate Auditors: 13 out of 13 times	Mr. Yamamuro expresses his opinions based mainly on his expertise as an attorney-at-law at meetings of the Board of Directors and Board of Corporate Auditors.
Jiro Haneda (Outside corporate auditor)	Meetings of Board of Directors: 9 out of 10 times Meetings of Board of Corporate Auditors: 9 out of 10 times	Mr. Haneda expresses his opinions based on his experience in company management at meetings of the Board of Directors and Board of Corporate Auditors.

(c)	Overview of the liability limitation agreement

The Company entered into an agreement limiting liabilities as defined in Article 423, Paragraph 1 of the Company Law, with each of Messrs. Naoyuki Akikusa and Yasushige Hagio, outside directors, and Messrs. Takashi Takaya, Megumi Yamamuro and Jiro Haneda, outside corporate auditors.  The upper limit of liability based on this agreement is the minimum liability as provided in the relevant laws and ordinances.

(4)	Accounting Auditor

(i)	Name of accounting auditor

Ernst & Young ShinNihon

(ii)	Remuneration

Amount
Remuneration to the accounting auditor for this fiscal year	¥268 million
Total amount of cash and other financial benefits payable by the Company and its subsidiaries to the accounting auditor	¥270 million
(Notes)	1:
Under the agreement between the Company and the accounting auditor, as the Company has not drawn any distinction between the remuneration for the audit services pursuant to the Company Law and the Financial Instruments and Exchange Act of Japan and the remuneration for the audit services pursuant to the U.S. Securities and Exchange Act, the amount set forth above represents the aggregate amount of these audit services.

	2:	The Company’s significant overseas subsidiaries have been audited by auditors of the Ernst & Young Group.

(iii)	Policies on dismissal or non-reappointment of the accounting auditor

In case the accounting auditor falls under any one of the items of Article 340, Paragraph 1 of the Company Law, the Board of Corporate Auditors shall dismiss the accounting auditor upon consent of all corporate auditors.  In such case, a corporate auditor who is appointed by the Board of Corporate Auditors shall report the dismissal and its reasons at the first general meeting of shareholders convened after such dismissal.

In addition, other than the above, if it is deemed to be difficult for the accounting auditor to conduct an appropriate auditing due to the occurrence of events that impair its qualification or independence, the Board of Directors shall, upon consent of the Board of Corporate Auditors or based on a request by the Board of Corporate Auditors, propose the dismissal or non-reappointment of the accounting auditor as an agenda at a general meeting of shareholders.

(5)	System to ensure the appropriateness of business

The Board of Directors resolved a system that ensures the appropriateness of its business as follows:

Basic Policy for the System to Ensure the Appropriateness of Business

Holding “Technology Support on the Leading Edge” as our corporate mission, the Advantest Group established the “Advantest Code of Conduct”, increased the transparency of its management, and worked to promote the enhancement of corporate value.  To further promote these efforts, the Company will prepare a framework as described in each paragraph below, implement the establishment, development and management of the internal control system, and ensure the sound operations of the Company.

1.	Framework to the effective performance of duties by directors

(i)
The Company promotes management efficiency by separating the management decision making function and supervisory function from the function of the execution of operations.  The Board of Directors shall make management decisions and supervise management.  As for execution of operations, executive officers (including the Representative Board Director) and employees shall execute operations based on the Board of Directors’ clarification of the function and authority of the body executing operations.

(ii)
The Board of Directors, as the management decision making body, shall make decisions on significant matters with respect to the management policies and management strategies for the Advantest Group, and in its capacity to supervise management, the Board of Directors, including outside directors shall monitor and supervise the status of exercise of duties by executive officers while delegating necessary authorities to ensure the prompt and efficient performance of duties.

(iii)
The Board of Directors shall approve the Advantest Group’s management plans, receive reports on business results based on monthly closing account, financial situation, status of the performance of duties by each department, and review the appropriateness of such plans.

(iv)	The Internal Control Committee shall report the development and management of the internal control system, as deemed necessary, to the Board of Directors.

2.	Framework to ensure the compliance with applicable laws and ordinances as well as the articles of incorporation by directors, executive officers, and employee in performing their duties

(i)
To ensure compliance with laws and ordinances as well as the articles of incorporation, and to ensure that actions are taken faithfully and ethically, the Company shall establish the “Advantest Code of Conduct” for all directors, executive officers and employees of the Advantest Group, and notify such directors, executive officers, officers and employees of these codes.  Furthermore, the Company shall establish the “Code of Ethics for Executives” for directors and executive officers.

(ii)
As a framework to realize full compliance with laws and ordinances, the Company shall establish the Corporate Ethics Committee that monitors the implementation of the Advantest Code of Conduct.  In addition, to handle reports and consultation regarding questionable matters in light of the Advantest Code of Conduct, the Company shall establish the “Corporate Ethics Helpline”, a system in which a person who reports shall not be treated disadvantageously.

(iii)
The Company shall establish subcommittees such as the Disclosure Committee, the Internal Control Committee, and the Human Rights Protection Committee in order to fulfill its corporate social responsibilities.

3.	Rules relating to the management of risk of loss and other frameworks

(i)
With respect to potential risks behind management environment, business activities and corporate assets, the Company shall identify and classify risk factors for each important business process, analyze the scale of risks, possibility of actual occurrence and frequency of such occurrence, etc., and create written policies and procedures regarding the appropriate response to and avoidance/ reduction of the risks, as one of the internal control activities.

(ii)
With respect to emergency situations such as disasters, the Company shall establish the Risk Management Group, create written emergency action guidelines and prepare by implementing education and training programs on a regular base.

(iii)	The Internal Control Committee shall thoroughly manage risks and report material risks to the Board of Directors.

4.	Framework regarding the retention and management of information with respect to the performance of duties by directors

(i)
The Company shall properly retain and manage the following information regarding the exercise of duties by directors, pursuant to the internal rules that stipulate details such as the period of retention, person in charge of retention and method of retention.

o	Minutes of general meetings of shareholders and reference materials
o	Minutes of meetings of the Board of Directors and reference materials
o	Other important documents regarding the exercise of duties by directors

(ii)	The Company shall establish the Information Security Committee that is responsible for protecting personal information and preventing confidential information from leaking.

5.	Framework to ensure the appropriateness of operations of the Company, and the group as a whole, including its subsidiaries

(i)
The Advantest Group shall establish and operate the same quality of internal control system for the Company and its group companies in order to conduct the consolidated group management placing an emphasis on business evaluation based on consolidated accounting.

(ii)
The internal control system of the Advantest Group is supported by each department of the Company that is responsible for each group company, and is established and operated as a unified system based on the policies of the group created by the Internal Control Committee.  Significant matters concerning the status of each group company that is controlled by the Internal Control Committee shall be reported to the Board of Directors.

(iii)	Auditing Group of the Company supervises an internal audit to each group company.

6.	Matters relating to employees that assist the Board of Corporate Auditors in the event that a request to retain such employees is made by the Board of Corporate Auditors

(i)	In the event that the Board of Corporate Auditors requests the placement of employees to assist with its duties, employees shall be placed as necessary.

(ii)	In the event that the Board of Corporate Auditors decides that it is capable of conducting an audit effectively without employees’ assistance, such employees shall not be placed.

7.	Matters relating to the independence of employees from directors in the preceding article

(i)	In placing employees to assist the Board of Corporate Auditors, the prior consent of the Board of Corporate Auditors acknowledging the independence of the employees from directors shall be obtained.

8.	Framework for reporting by directors, executive officers and employees to corporate auditors, and for other reports to the corporate auditors

(i)
The Company shall adopt a system that allows Corporate Auditors to attend important meetings such as the meeting of the Board of Managing Executive Officers and to keep abreast important matters regarding the execution of operations.

(ii)
In the event that a report or consultation is made to the Corporate Ethics Helpline with respect to corporate accounting, internal control or auditing, such report or consultation shall be directly reported to or consulted with corporate auditors.

9.	Other frameworks to ensure the effective implementation of audit by corporate auditors

(i)
The Company shall ensure that corporate auditors share information held by the Auditing Group (an internal audit section of the Company) and that there are opportunities to exchange opinions with the Auditing Group as deemed necessary.

(6)	Policies on the distribution of surplus

Based on the premise that long-term and continued growth in corporate value is fundamental to the creation of shareholder value, the Company deems the consistent distribution of profits to be the most important management priority.  Accordingly, the Company engages in active distribution of profits based on business performance.

With respect to the distribution of the surplus, the Company makes payout decisions after taking into consideration business performance, financial conditions, as well as the need for strategic investment for mid- to long-term business development.  While aiming to make consistent distributions, because of the fluctuation of the market in which it operates, the Company makes dividend payouts following a target payout ratio of 20% or more.

Retained earnings are devoted to research and development, streamlining efforts, overseas expansion, investments in new businesses and resources for M&A activities, with an aim to strengthen the Company’s business position and enhance its corporate value.

In order to maintain capital strategies responsive to changes in the operating environment, the Company plans to decide obtaining more treasury shares by taking into account factors such as stock price trend, capital efficiency and cash flow.

Consolidated Balance Sheets

( As of March 31, 2008)

(unit: million yen)
	FY2007	FY2006 (reference)		FY2007	FY2006 (reference)
Assets			Liabilities
Current assets	223,447	294,808	Current liabilities	31,695	60,652
Cash and cash equivalents	147,348	196,395	Current portion of long-term	-	10
Trade receivable, net	30,124	54,264	debt
Inventories	26,823	31,976	Trade accounts payable	11,765	29,095
Deferred tax assets	12,678	9,215	Income taxes payable	585	9,370
Other current assets	6,474	2,958	Other accounts payable	2,458	1,700
Investment securities	9,754	11,370	Accrued expenses	10,940	13,637
Property, plant and	50,765	49,650	Accrued warranty expenses	3,143	4,135
equipment, net			Other current liabilities	2,804	2,705
Deferred tax assets	6,488	2,690	Accrued pension and severance	10,711	8,267
Intangible assets, net	3,476	3,101	cost
Other assets	4,754	4,755	Other liabilities	2,094	2,658
			Total liabilities	44,500	71,577
			Stockholders’ equity
			Common stock	32,363	32,363
			Capital surplus	40,072	39,256
			Retained earnings	278,689	273,082
			Accumulated other comprehensive income (loss)	(7,615)	3,652
			Treasury stock	(89,325)	(53,556)
			Total stockholders’ equity	254,184	294,797
Total assets	298,684	366,374	Total liabilities and stockholders’ equity	298,684	366,374

Consolidated Statements of Income

( From April 1, 2007 to March 31, 2008)

(unit: million yen)
	FY2007	FY2006 (reference)
	Amount	Amount
Net sales	182,767	235,012
Cost of sales	88,837	108,718
Gross profit	93,930	126,294
Research and development expenses	30,507	29,509
Selling, general and administrative expenses	40,707	39,993
Operating income (loss)	22,716	56,792
Other income (expense):
Interest and dividend income	3,799	3,026
Interest expense	(12)	(16)
Other	(2,970)	1,288
Income (loss) before income taxes and equity in earnings (loss) of affiliated company	23,533	61,090
Income taxes	6,889	25,520
Equity in earnings (loss) of affiliated company	(94)	(14)
Net income (loss)	16,550	35,556

Consolidated Statements of Stockholders' Equity

( From April 1, 2007 to March 31, 2008)

(unit: million yen)
	Common stock	Capital surplus	Retained earnings	Accumulated other comprehensive income (loss)	Treasury stock	Total stockholders’ equity
Balance of March 31, 2007	32,363	39,256	273,082	3,652	(53,556)	294,797
Comprehensive income

Net income (loss)			16,550			16,550
Other comprehensive income (loss)
Foreign currency translation adjustments				(6,845)		(6,845)
Net unrealized gains (losses) on securities				(2,060)		(2,060)
Pension related adjustments				(2,362)		(2,362)
Total comprehensive income for FY2007						5,283
Cash dividends			(10,702)			(10,702)
Stock option compensation expense		858				858
Exercise of stock option		(42)			793	751
Repurchase of treasury stock					(36,564)	(36,564)
Sale of treasury stock			(241)		2	(239)
Balance of March 31, 2008	32,363	40,072	278,689	(7,615)	(89,325)	254,184

Notes to the Consolidated Financial Statements

1.	Notes to significant matters based on which the Consolidated Financial Statements were prepared

(1)	Basis of Presentation

The consolidated statutory report including consolidated balance sheets and consolidated statements of income has been prepared on the basis of accounting principles generally accepted in the United States of America (“U.S. GAAP”), pursuant to the provisions of paragraph 1 of Article 148 of the Company Accounting Regulation (kaisha keisan kisoku).  Pursuant to the provisions of the article, however, certain disclosures required on the basis of U.S. GAAP are omitted.

(2)	Scope of consolidation
Consolidated subsidiaries

(a)	The number of consolidated subsidiaries 40
(b)	Names of major consolidated subsidiaries are omitted, as they are described in “1. Current Conditions of the Advantest Group, (3) Significant Subsidiaries” of the Business Report.

(3)	Application of the equity method
The number and name of the equity method affiliate: one, e-Shuttle, Inc.

(4)	Significant accounting policies

(i)	Cash equivalents
Cash equivalents consist of deposits and negotiable certificates of deposit due to mature within 3 months.

(ii)	Inventories
Inventories are stated at the lower of cost or market. Cost is determined using the average cost method.

(iii)	Securities

The Company applies Statement of Financial Accounting Standards (SFAS) No. 115, “Accounting for Certain Investment in Debt and Equity Securities”.
Available-for-sale securities are recorded at fair value.  Unrealized gains and losses on trading securities are included in earnings.  Unrealized gains and losses, net of the related tax effect, on available-for-sale securities are excluded from earnings and are reported in accumulated other comprehensive income (loss) until realized.  Realized gain and losses are determined on the average cost method.
Other securities are accounted for using the acquisition cost method.

(iv)	Depreciation of property, plant, and equipment

For the Company and its domestic subsidiaries, depreciation is computed principally using the declining-balance method, except for buildings which is depreciated using the straight-line method.  For foreign subsidiaries, depreciation is computed using the straight-line method.

(v)	Goodwill and other intangible assets

Under SFAS No. 142, “Goodwill and Other Intangible Assets”, goodwill and intangible assets with an indefinite useful life are not amortized, but instead is tested for impairment at least annually.  Intangible assets with definite useful lives are amortized over their respective estimated useful lives.

(vi)	Impairment of long-lived assets

The Company applies SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets”, the impairment of long-lived fixed assets or intangible assets to be subject to depreciation and amortization when events or changes in their conditions result in non-recovery of their carrying amounts.  When the carrying amount exceeds the future recoverable amount, the Company recognizes the difference between the fair value and the carrying amount as an impairment loss.

(vii)	Allowances
Allowances for doubtful accounts
The Company recognizes allowance for doubtful accounts to ensure that trade accounts receivable are not overstated due to uncollectibility, which represents the Company’s best estimate of the amount of probable credits losses in the Company’s existing trade accounts receivable.

Accrued warranty expenses
To provide for future repairs during warranty periods, estimated repair expenses over the warranty period are accrued based on the historical ratio of actual repair expenses to corresponding sales.

Accrued pension and severance cost
In accordance with SFAS No. 87, “Employers’ Accounting for Pensions” and SFAS No. 158, “Employers’ Accounting for Defined Benefit and Retirement Plans”, in order to prepare for the employees’ severance, severance and pension costs are accrued based on the projected benefit obligations and the fair value of plan assets at the balance sheet date.  Unrecognized actuarial loss and unrecognized prior service cost are amortized by the straight-line method over the average remaining service periods of employees.

(viii)	Translation of foreign financial statements

In accordance with SFAS No. 52, “Foreign Currency Translation”, in financial statements of foreign subsidiaries utilizing local currencies as a functional currency, assets and liabilities are translated at rates of exchange prevailing at the end of the fiscal year, profits and expenses are translated at average rates of exchange in effect during the year, and foreign currency translation adjustments resulting from the above translation of items are included as other accumulated comprehensive income (loss).

(Accounting Changes)

(1)	Property, Plant and Equipment

Depreciation has been calculated principally by the declining-balance method, except for certain assets which are depreciated by the straight-line method over the estimated useful lives of the assets. On April 1, 2007, the Company and its domestic subsidiaries elected to change the declining-balance method of depreciating machinery and equipments as well as furniture and fixtures from the fixed-percentage-on-declining base application to the 250% declining balance application. Estimated salvage values have also been reduced in conjunction with this change.  The Company and its domestic subsidiaries believe that the 250% declining balance application is preferable because it provides a better matching of allocation of cost of machinery and equipments as well as furniture and fixtures with associated revenue in light of product life cycles.  In accordance with SFAS No. 154 “Accounting Changes and Error Corrections – a replacement of APB Opinion No. 20 and SFAS Statement No. 3”, this change in depreciation methods represents a change in accounting estimate effected by a change in accounting principle.  Accordingly, the effects of the change are accounted for prospectively beginning with the period of change. The change in depreciation methods caused a decrease in income before income taxes and equity in earnings of affiliated company and net income by ¥861 million and ¥513 million in the year ended March 31, 2008, respectively.

(2)	Income Taxes

In June 2006, the FASB issued FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes, an interpretation of FASB Statement No.109 (“FIN 48”). FIN 48 clarifies the accounting for uncertainty in income taxes by prescribing the recognition threshold a tax position is required to meet before being recognized in the financial statements. It also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. Effective April 1, 2007, the Company measures and recognizes uncertainty in income taxes in the consolidated financial statements in accordance with FIN 48. The adoption of FIN 48 did not have an impact on the Company’s consolidated results of operations and financial condition.

2.	Notes to Consolidated Balance Sheets
(1)	Allowance for doubtful accounts: ¥45 million
(2)	Accumulated depreciation on property, plant and equipment: ¥70,318 million

3.	Notes to Consolidated Statements of Stockholders’ Equity
(1)	Total number of issued shares as of March 31, 2008
Common stock	199,566,770 shares

(2)	Distribution of the surplus
(i)	Amount of distribution
Resolution	Class of shares	Aggregate amount of distribution	Amount of distribution per share	Record date	Effective date
The resolution at the Ordinary General Meeting of Shareholders held on June 27, 2007	Common stock	¥6,099 million	¥32.5	March 31, 2007	June 28, 2007
The resolution at the meeting of the Board of Directors held on October 26, 2007	Common stock	¥4,603 million	¥25	September 30, 2007	December 3, 2007

(ii)	Dividend with its record date in fiscal year 2007 and its effective date in fiscal year 2008
Resolution	Class of shares	Source of dividend	Total amount of distribution	Amount of distribution per share	Record date	Effective date
The resolution at the meeting of the Board of Directors held on April 25, 2008	Common stock	Retained earnings	¥4,468 million	¥25	March 31, 2008	June 3, 2008

(3)	Stock acquisition rights outstanding as of March 31, 2008
(Excluding stock acquisition rights for which the exercise period has not begun)
Pursuant to the resolution adopted at the Ordinary General Meeting of Shareholders of June 25, 2004
Common stock	918,000 shares
Pursuant to the resolution adopted at the Ordinary General Meeting of Shareholders of June 28, 2005
Common stock	1,291,980 shares
Pursuant to the resolution adopted at the Ordinary General Meeting of Shareholders of June 27, 2006
Common stock	1,174,000 shares
Pursuant to the resolution adopted at the meeting of the Board of Directors of June 27, 2006
Common stock	360,000 shares

4.	Notes to per share information

Net assets per share:	¥1,422.20

Basic net income per share:	¥90.72

5.	Notes to significant subsequent events

Not applicable.

6.	Other notes

Amounts less than one million yen are rounded.

Balance Sheets (Non-Consolidated)

( As of March 31, 2008)

(Unit: million yen)
	FY2007	FY2006 (reference)		FY2007	FY2006 (reference)
Assets			Liabilities
Current assets	163,723	213,182	Current liabilities	31,000	56,358
Cash and deposits	99,745	112,558	Trade accounts payable	11,338	26,407
Trade notes receivables	1,230	4,505	Other accounts payable	3,373	2,030
Accounts receivable	25,676	56,313	Accrued expenses	7,998	9,992
Finished goods	5,093	5,156	Income tax payable	1,122	8,082
Raw materials	2,296	2,954	Allowance for product warranty	3,060	4,192
Work in progress	11,962	15,997	Bonus accrual for directors	135	203
Supplies	254	165	Other current liabilities	3,974	5,451
Deferred tax assets	9,110	9,017	Noncurrent liabilities	6,881	8,533
Other current assets	8,357	7,497	Allowance for retirement benefits	5,170	6,255
Allowance for doubtful accounts	-	(983)	Other noncurrent liabilities	1,711	2,277
Noncurrent assets	83,422	76,515
Property, plant and equipment	43,512	37,784
Buildings	17,732	13,461	Total liabilities	37,881	64,891
Structures	915	770	Net assets
Machinery and equipment	3,879	3,452	Stockholders’ equity	205,833	220,152
Vehicles and delivery	21	16	Common stock	32,363	32,362
equipment			Capital surplus	32,973	32,973
Tools and furniture	1,776	2,164	Additional paid-in capital	32,973	32,973
Land	17,623	17,622	Retained earnings	229,822	208,372
Construction in progress	1,566	297	Legal reserve	3,083	3,083
Intangible fixed assets	1,856	1,467	Other retained earnings	226,739	205,289
Software	1,251	940	[Reserve for losses in foreign	[27,062]	[27,062]
Others	605	526	investments]
Investments and other assets	38,054	37,263	[General reserve]	[146,880]	[146,880]
Investment securities	9,744	11,336	[Retained earnings brought	[52,797]	[31,347]
Investments in affiliated	17,595	16,480	forward]
companies			Treasury stock	(89,325)	(53,555)
Long-term loans receivable	1,159	1,084	Difference of appreciation and	309	2,315
Deferred tax assets	6,433	4,791	conversion
Other noncurrent assets	3,125	3,570	Net unrealized gains on securities	309	2,315
Allowance for doubtful	(2)	-	Stock acquisition rights	3,122	2,337
accounts			Total net assets	209,264	224,805
Total assets	247,145	289,697	Total liabilities and net assets	247,145	289,697

Statements of Income (Non-Consolidated)

(April 1, 2007 through March 31, 2008)

(unit: million yen)
	FY2007	FY2006 (reference)
Net sales	147,686	197,753
Cost of sales	80,339	98,195
Gross profit	67,347	99,558
Selling, general, and administrative expenses	58,545	58,054
Operating income	8,802	41,503
Non-operating income
Interest and dividend income	34,543	2,964
Other	2,876	2,475
Non-operating expenses
Interest expenses	30	22
Other	7,432	3,283
Ordinary income	38,759	43,638
Net income before income taxes	38,759	43,638
Income taxes – current	6,701	14,769
Income taxes – deferred	(380)	(567)
Net income	32,438	29,436

Statements of Changes in Stockholders’ Equity

(From April 1, 2007 through March 31, 2008)

(unit: million yen)
	Stockholders’ equity								Difference of appreciation and conversion	Stock acquisition rights	Total net assets
	Common stock	Capital surplus	Retained earnings				Treasury stock	Total stockholders’ equity	Net unrealized gains on securities
		Additional paid-in capital	Legal reserve	Other retained earnings
				Reserve for losses in foreign investments	General reserve	Retained earnings brought forward
Balance of March 31, 2007	32,362	32,973	3,083	27,062	146,880	31,347	(53,555)	220,152	2,315	2,337	224,805
Changes in the term
Dividends from surplus						(10,702)		(10,702)			(10,702)
Net income						32,438		32,438			32,438
Purchase of treasury stock							(36,564)	(36,564)			(36,564)
Disposal of treasury stock						(286)	794	508			508
Net changes of items other than stockholders’ equity									(2,006)	785	(1,221)
Total changes in the term	-	-	-	-	-	21,450	(35,770)	(14,320)	(2,006)	785	(15,541)
Balance of March 31, 2008	32,363	32,973	3,083	27,062	146,880	52,797	(89,325)	205,833	309	3,122	209,264

Notes to Non-Consolidated Financial Statements

1.	Notes to significant accounting policies

(1)	Valuation of securities
(i)	Investments in subsidiaries and equity method affiliates: Stated at cost using the moving average method

(ii)	Other securities

(a)	Securities with quoted value

Stated at fair value based on market prices at the end of the relevant period (unrealized holding gains and losses are accounted for as a component of stockholders’ equity; cost of other securities sold is determined using the moving average method).

(b)	Securities not practicable to estimate fair value

Stated at cost using the moving average method

(2)	Valuation of inventories
(i)	Finished goods
Stated at cost using the periodic average method

(ii)	Raw materials
Stated at lower of cost or market using the periodic average method

(iii)	Work in progress
Stated at cost using the periodic average method

(iv)	Supplies
Stated at cost using the specific identification method

(3)	Depreciation and amortization of noncurrent assets
(i)	Depreciation of plant and equipment
Based on the declining balance method

However, buildings (except attached improvements) acquired on or after April 1, 1998 are depreciated using the straight-line method.

(Changes to accounting policies)
In accordance with the revision of the corporate tax law, starting fiscal year 2007, property, plant and equipment acquired on or after April 1, 2007 has been calculated under the depreciation method based on the revised corporate tax law.
Consequently, operating income, ordinary income, and net income before income taxes have each decreased by ¥198 million.

(Additional information)
In accordance with the revision of the corporate tax law, assets acquired on or prior to March 31, 2007 have been calculated under the depreciation method based on corporate tax law prior to revision.  Under this method, starting from the fiscal year following the fiscal year in which the acquisition price reached 5%, the difference between the amount equal to 5% of the acquisition price and the memorandum value has been evenly distributed over a five year period has been included in the depreciation of property, plant and equipment.
Consequently, operating income, ordinary income, and net income before income taxes have each decreased by ¥195 million.

(ii)	Amortization of intangible fixed assets

Based on the straight-line method

However, software for internal use is amortized using the straight-line method over its estimated useful life of 5 years.

(4)	Allowances

(i)	Allowance for doubtful accounts

To prepare for credit losses on accounts receivable and loans, etc., an allowance equal to the estimated amount of uncollectible receivables is provided for general receivables based on a historical write-off ratio and for bad receivables based on a case-by-case determination of collectibility.

(ii)	Allowance for product warranty

To reasonably account for repair costs covered under product warranty in the respective periods in which they arise, the allowance for a given year is provided in an amount determined based on the ratio of repair costs in that year to net sales in the preceding year.

(iii)	Bonus accrual for directors
In preparation for the payment of bonuses to directors and corporate auditors, of the total amount expected to be paid, an estimated amount for fiscal year 2007 is reported.

(iv)	Allowance for retirement benefits
To provide for employee retirement benefits, an allowance is provided in an amount determined based on the estimated retirement benefit obligations and pension assets at the end of the fiscal year.
Past service liabilities are amortized on a straight-line basis over a fixed number of years (17 years) during the average remaining years of service of employees.

Any actuarial gains and losses are amortized on a straight-line basis over a fixed number of years (17 years) during the average remaining years of service of employees, and the amount is recorded in the fiscal year subsequent to its occurrence.

(5)	Accounting for lease transactions
Finance lease transactions not involving a transfer of title to the lessee are accounted for in the same way as usual operating lease transactions.

(6)	Accounting for consumption taxes
Consumption taxes are accounted using the net-of-tax method.

2.	Notes to balance sheets
(1)	Accumulated depreciation on property, plant and equipment (including accumulated impairment losses):	¥57,821 million
(2)	Short-term receivables from affiliates:	¥12,441 million
	Long-term receivables from affiliates:	¥1,140 million
	Short-term payables to affiliates:	¥8,448 million

3.	Notes to statements of income
Transactions with affiliated companies
Sales:	¥60,903 million
Purchases:	¥46,589 million
Non-operating transactions:	¥35,934 million

4.	Notes to Statements of Changes in Stockholders’ Equity
Total number of treasury shares as of March 31, 2008
Common stock	20,840,721 shares

5.	Notes to accounting for income taxes
Breakdown by major causes of deferred tax assets and deferred tax liabilities
Deferred tax assets	(Unit: million yen)
Appraised value of inventories	3,684
Research and development expenses	2,422
Accrued warranty expenses	1,236
Accrued bonus	1,013
Excess allowance for retirement benefits	2,089
Long-term accounts payable	551
Accrued enterprise taxes	453
Valuation difference in other securities	161
Excess depreciation	2,684
Impairment loss	419
Other	2,071
Subtotal of deferred tax assets	16,783
Valuation allowance	(870)
Net deferred tax assets	15,913
Deferred tax liabilities
Valuation difference in other securities	(370)
Net deferred tax assets	15,543

6.	Notes to noncurrent assets used on a lease basis
In addition to property, plant and equipment recognized in the balance sheet, the Company uses some of its computer equipments under lease agreements.

7.	Notes to transactions with related parties
(1)	Parent company and major corporate shareholders
Not applicable
(2)	Officers and major individual investors
Not applicable.

(3)	Subsidiaries

Company name	Address	Common stock	Principal Activities	Percentage of Voting Rights	Description of relationships		Details of transactions	Amount of transactions	Items	Balance at fiscal year end
					Officer of subsidiaries temporarily transferred from the Company	Business relationship
Advantest Finance Inc.	Chiyoda-ku, Tokyo	¥1,000 million	Leasing of test systems, etc.	100.0%	No	Leasing of the Company’s products	Sales	¥3,129 million	Accounts receivable Short-term loans receivable	¥1,081 million ¥3,492 million
Advantest America, Inc.	California, U.S.A.	42,000 thousand USD	Sale of test systems, etc.	100.0%	No	Sale of the Company’s products	Sales	¥6,595 million	Accounts receivable	¥2,635 million
Advantest Taiwan Inc.	Chu-Pei, Hsin-Chu Hsien, Taiwan	560,000 thousand New Taiwan Dollars	Sale of test systems, etc.	100.0%	Yes	Sale of the Company’s products	Sales	¥39,571 million	Accounts receivable	¥3,921 million

Terms and conditions of transactions and determination of policies thereof
1.	With respect to sales, the price is determined by referring to the market price, among others.
2.	With respect to loans, the rate is determined by taking the market interest rate into consideration.

8.	Notes to per share information
Net assets per share:	¥1,153.40
Net income per share:	¥177.82

9.	Notes to significant subsequent events
Not applicable.

10.	Other notes

(Changes to rounding fractional figures)
Previously, amounts less than the whole number quoted were truncated.  However, from fiscal year 2007, the Company has decided to round off amounts less than the whole number quoted.  Accordingly, amounts less than the whole number quoted are truncated for fiscal year 2006, and amounts less than the whole number quoted are rounded off for fiscal year 2007.

Copy of Independent Auditors’ Audit Report (Consolidated)

Independent Auditors’ Audit Report
May 16, 2008

To the Board of Directors of Advantest Corporation:

Ernst & Young ShinNihon

Tetsuya Naito
Engagement Partner
Certified Public Accountant

Makoto Usui
Engagement Partner
Certified Public Accountant

O O

We have audited the consolidated financial statements of Advantest Corporation (the “Company”) for its 66th fiscal year (April 1, 2007 through March 31, 2008), including the consolidated balance sheets, consolidated statements of income, consolidated statements of stockholders’ equity, and notes to consolidated financial statements, for the purpose of reporting under the provisions of Article 444, Paragraph 4 of the “Company Law.”  The management of the Company was responsible for the preparation of these consolidated financial statements, and our responsibility shall be limited to the expression of an independent opinion regarding the consolidated financial statements.

We conducted our audit in accordance with auditing standards generally accepted in Japan.  These auditing standards require reasonable assurance that the consolidated financial statements do not contain any untrue statements of material fact.  The audit was conducted based on an audit by testing, and included a review of the consolidated financial statements as a whole and an evaluation of the accounting policies adopted by the management, the application thereof, and the estimates prepared by the management.  We believe that we have obtained a reasonable basis to form our opinion as a result of the audit.

In our opinion, the consolidated financial statements properly present the financial position and the results of operations during the fiscal year, in all material respects, of the company group consisting of Advantest Corporation and its consolidated subsidiaries in conformity with accounting principles generally accepted in the United States of America (Please refer to “Notes to Consolidated Financial Statements,” “1. Notes to significant matters based on which the Consolidated Financial Statements were prepared (1)”), pursuant to the provisions of Article 148, Paragraph 1 of the Company Accounting Regulation.

We have no specific interest in the Company required to be stated by the provisions of the Certified Public Accountant Law.

Copy of Independent Auditors’ Audit Report

Independent Auditors’ Audit Report

May 16, 2008

To the Board of Directors of Advantest Corporation:

Ernst & Young ShinNihon

Tetsuya Naito
Engagement Partner
Certified Public Accountant

Makoto Usui
Engagement Partner
Certified Public Accountant

O O
We have audited the financial statements of Advantest Corporation (the “Company”) for its 66th fiscal year (April 1, 2007 through March 31, 2008), which included the balance sheets, statements of income, statements of changes in stockholders’ equity, notes to non-consolidated financial statements, and its supporting schedules, for the purpose of reporting under the provisions of Article 436, Paragraph 2, Section 1 of the “Company Law.”  The management of the Company was responsible for the preparation of these financial statements and its supporting schedules, and our responsibility shall be limited to the expression of an independent opinion regarding the financial statements and its supporting schedules.

We conducted our audit in accordance with auditing standards generally accepted in Japan.  The auditing standards require reasonable assurance that the financial statements and its supporting schedules do not contain any untrue statements of material fact.  The audit was conducted based on an audit by testing, and included a review of the financial statements and its supporting schedules as a whole and an evaluation of the accounting policies adopted by the management, the application thereof, and the estimates prepared by the management.  We believe that we have obtained a reasonable basis to form our opinion as a result of the audit.

In our opinion, the above financial statements and its supporting schedules properly present the financial position and the results of operations of the Company during the fiscal year, in all material respects, in conformity with accounting principles generally accepted in Japan.

We have no specific interest in the Company required to be stated by the provisions of the Certified Public Accountant Law.

Copy of Board of Corporate Auditors’ Audit Report

Audit Report

This Audit Report was prepared by the Board of Corporate Auditors of Advantest Corporation (the “Company”) after deliberation, based on audit reports prepared by each Corporate Auditor with respect to the methods and results of audit concerning the performance of each Director of his/her respective duties during the 66th fiscal year (April 1, 2007 through March 31, 2008).  We hereby report as follows.

1.  Methods of Audit by Corporate Auditors and the Board of Corporate Auditors, and its contents

In addition to establishing audit policies and audit plans for the fiscal year, and receiving reports from each Corporate Auditor on the implementation status and results of the audit, the Board of Corporate Auditors received reports from Directors and Independent Auditors on the performance of their duties and requested further explanations as deemed necessary.

In compliance with the rules of audit of Corporate Auditors established by the Board of Corporate Auditors, pursuant to the audit policies and audit plans, each Corporate Auditor communicated with Directors, Executive Officers as well as other employees such as members of the Audit Office in order to collect information, and improve the auditing system, attended meetings of the Board of Directors and other important meetings, received reports from Directors, Executive Officers and employees on the performance of their duties, requested further explanations as deemed necessary, reviewed important approval-granting documents, and inspected the state of business operations and assets at the head office and other important branch offices.

In addition, we monitored and reviewed the contents of resolutions of the meeting of the Board of Directors with respect to the development of a system as defined in Article 100, Paragraphs 1 and 3 of the Regulations for Enforcement of the Company Law, as well as the status of the system (Internal Control System) that has been developed based on such resolutions.

With respect to subsidiaries, we communicated with and exchanged information with Directors and Corporate Auditors of the subsidiaries and received business reports from subsidiaries as deemed necessary.

Based on the above methods, we reviewed the business report for the fiscal year and its supporting schedules.

In addition, we monitored and reviewed whether the Independent Auditors maintained their independent positions and conducted the audit properly, received reports from the Independent Auditors on the performance of their duties, and requested further explanations as deemed necessary.  Furthermore, we were informed by the Independent Auditor that they are establishing a “System to ensure the appropriate performance of duties” (Syokumu no Suikou ga Tekisetsu ni Okonawareru Koto o Kakuho Suru Tameno Taisei) (Matters as defined in each Section of Article 159 of the Company Accounting Regulations) pursuant to “Quality control standards of audit” (Kansa ni Kansuru Hinshitsu Kanri Kijyun)  (the Business Accounting Counsel, October 28, 2005), and requested their explanations as deemed necessary.

Based on the above methods, we reviewed the financial statements (the balance sheets, statements of income, statements of changes in stockholders’ equity, notes to non-consolidated financial statements) as well as its supporting schedules and the consolidated financial statements for the 66th fiscal year (the consolidated balance sheets, consolidated statements of income, consolidated statements of stockholders’ equity, and notes to consolidated financial statements).

2.     Results of Audit
(1)   Results of audit of the business report and other documents
(i)    The business report and its supporting schedules of the Company accurately present the financial conditions of the Company in conformity with applicable laws and regulations and the Articles of Incorporation of the Company.
(ii)   No irregularity or violation of applicable laws or regulations or the Articles of Incorporation of the Company was found with respect to the activities of the Directors.
(iii)  The contents of the resolutions of the meeting of the Board of Directors with respect to the internal control system are appropriate.  In addition, there are no matters to be pointed out regarding the performance of duties of Directors with respect to the internal control system.

(2)   Results of audit of the financial statements and its supporting schedules.
The methods and results of audit performed by Ernst & Young ShinNihon, the independent auditor of the Company, are appropriate.

(3)   Results of audit of the consolidated financial statements
The methods and results of audit performed by Ernst & Young ShinNihon, the independent auditor of the Company, are appropriate.

May 23, 2008

Board of Corporate Auditors of Advantest Corporation
Takashi Takaya Standing Corporate Auditor (Outside Corporate Auditor)	O
Hitoshi Owada Standing Corporate Auditor	O
Megumi Yamamuro Outside Corporate Auditor	O
Jiro Haneda Outside Corporate Auditor	O

Memorandum to Shareholders

Fiscal Year:  Starting from April 1 of each year and ending on March 31 of the following year

Ordinary general meeting of shareholders:  June of each year

Date of Decision on shareholders of record qualified to receive dividends:
March 31 of each year and September 30 when interim dividends are paid.

Method for public notice:
Public notice will be posted on the Company’s website (http://www.advantest.co.jp/investors/).
However, in the case of accidents or other inevitable circumstances that prevent the Company from posting public notices on such Company’s website, public notices are carried in the Nihon Keizai Shimbun.

Share registration agent:  Main Office, Tokyo Securities Transfer Agent Co., Ltd.

Place for share transfer/registration business:
Nihon Bld. 4F, 6-2 Otemachi 2-chome, Chiyoda-ku, Tokyo
(Reference) Toll free number: (0120)49-7009
*In taking the necessary procedure by mail, please send to the following address.
(Mail) 7-1, Izumi 2-chome, Suginami-ku, Tokyo, 168-0063
Transfer Agent Group, Tokyo Securities Transfer Agent Co., Ltd.

Agent for share transfer/registration business:
Main Office and Branch Offices in Japan, The Chuo Mitsui Trust and Banking Company, Limited

Number of shares comprising one unit:  100 shares

(Notice)

Demand for sales of fractional shares and demand for purchase of fractional sales:

The share transfer agents mentioned above accept demands for sales and purchases of fractional shares.  Any demand for purchase of fractional shares will be suspended for 12 business days prior to March 31 and 12 business days prior to September 30. In addition, Tokyo Securities Transfer Agent Co., Ltd. may suspend the handling of demands for the purchase of fractional shares for a certain period designated by the Company.

Registration of lost share certificates:

Those who have lost their share certificates may follow the procedure concerning lost share certificates with the share transfer agents mentioned above.  The fees charged for the registration will be a basic fee of ¥10,000 and an additional fee of ¥500 per lost certificate.

*For details, please contact the above share registration agent.